TYPHOON TUNES, INC.
711 S. Carson Street, Suite #4
Carson City, NV, 89701
Telephone: 775-881-3326

May 3, 2006

Ellie Quarles, Esq.
Albert Yarashus, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:  Typhoon Tunes, Inc.
     Amendment No. 1 to Registration Statement on Form SB-2
     Filed April 10, 2006
     File Number 333-131965

Dear Mr. Yarashus:

In response to your letter of April 26, 2006, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

Cover Page and Summary
----------------------
1. Please see the revised disclosures in the first paragraph of the cover page and in the subsection entitled "Deposit of the Offering Proceeds" in the Plan of Distribution section on page 19.

2-3. Please see the last paragraph of the cover page, continuing on to page 4; the second and third paragraphs of the Summary on pages 6-7; the new
Risk Factors 9, 10 and 11 on pages 12-13; the first and second paragraphs on page 25 in the Description of Business section; the fifth paragraph in the Proposed Operations and Sources of Revenue subsection on page 27;
and the last paragraph of the Government and Industry Regulation subsection on page 33.

Risk Factors
------------
4. Please see Risk Factors 9 and 10 on pages 12-13.

5. Please see Risk Factors 6 and 7 on pages 10-11.

6. Please see the new Risk Factors 9 and 10 on pages 12-13.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
Background Information about our Officer and Director
----------------------------------------------------
7. Please see the revised first paragraph under this subsection on page 21.



Our Proposed Operations
-----------------------
8. Please see the first and second paragraphs on page 25.

9. Please see the first paragraph on page 25.

Competition
-----------
10. Please see the last paragraph of this subsection on page 29.

Exhibit 5.
----------
11. Please see the revised opinion of counsel included in this amended filing as Exhibit 5.

Financial Statements
--------------------
Please see the updated financial statements included in this amendment for the 2-month period ended February 28, 2006.


Thank you for your kind cooperation and assistance in the review of our filing. If you have any further questions, please contact the undersigned or legal counsel, Michael M. Kessler, Esq., at 916-239-4000 or via fax at 916-239-4008.

Sincerely,
/s/ James Shepard
President & CEO





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